SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

News Release

Notice of Increased Benefit to Shareholder Special Benefit Program

October 12, 2007 – Sekisui House, Ltd. ("the Company") has decided to present "Uonuma-grown *Koshihikari*" top-grade brand-name rice to its shareholders who own the Company's shares in a number greater than that constituting one trading unit at fiscal year-end in a move to make the current shareholder special benefit program even more attractive, as detailed below.

1. Objective

The current shareholder special benefits program – Shareholder special benefit point system - awards our shareholders with special benefit points according to the number of shares held and shareholding period. Accumulated points can then be used to obtain discounts on building construction contracts and other forms of transactions with the Company and its Group companies.

The Company hopes that the addition of a new special benefit – Shareholder complimentary gift system - for shareholders who hold shares in a number greater than that constituting one trading unit at fiscal year-end will further increase the attractiveness of the Company's shares, thus serving as an encouragement for shareholder to hold the Company's shares over a long period of time.

2. Target shareholders

Shareholders who are listed or registered in the list of shareholders, etc. as of January 31 (fiscal year-end) every year, and who hold shares in a number of shares greater than that constituting one trading unit.

3. Description

Each eligible shareholder will receive five kilograms of the newly harvested "Uonuma-grown" *Koshihikari* rice of the year sometime between late October and early November.

- Due to harvesting conditions, etc., the above timing may be altered or the gift may be changed to *Koshihikari* grown in places other than Uonuma or the like.

4. Implementation schedule

Program will be implemented for shareholders listed or registered in the list or shareholders, etc. as of January 31, 2008 and thereafter.

For reference

Present Shareholder Special Benefit Program – Shareholder special benefit point system

Under the program, shareholders can accumulate special benefit points relative to the shareholding period and can use their point's totals to qualify for proportionate discounts on transactions with Sekisui House Group companies.

1. Target shareholders

Shareholders listed of registered in the list of shareholders, etc. as of January 31 (fiscal year-end) and as of July 31 (1st half year-end), every year

2. Date for allocation of points

Points will be awarded every year on April 30 to shareholders who were entered or registered in the list of shareholders, etc. as of January 31 of the same year. Those entered or registered as of July 31 will receive their initial points allocation on September 30, every year.

3. Conditions for allocation of points

i. Content

Stockholders holding 100 or more shares will receive one point per 100 shares in each half-year period.

However, a ceiling has been set of 100 points per half-year period for those holding 10,000 or more shares.

ii. Validity period

Points become effective as of the date on which they are awarded to the shareholder, and will remain in effect until the day before the 5th anniversary date of allocation.

4. How to use points

If the shareholder makes an application to use his/her points in advance of the closing of a contract for the transaction for which the points will be used, and the contract is closed at a discount price, points used will be deducted from the shareholder's total accumulated points. Shareholders can take advantage of this benefit as many times as they wish, as long as they have sufficient applicable points.

5. Transactions to which special benefit points are applicable

Special benefit points can be used to obtain a discount on a building construction contract or on any other transaction with the Company, or with any of the companies specified under corporate bylaws as a member of the Sekisui House Group. However, there are some restrictions, including limitations on the types of transactions to which points are applicable, and ceilings on discount rates.

[Terms and conditions for applying points to a building construction contract]

Type of transaction	Maximum discount	Conversion per point
Construction of a new-detached house or condominium built of materials shipped from the Company's factories, including exterior and demolition work specified in the contract package.	5% off the regular contract price (excluding consumption tax)	20,000 yen
Construction of a new building other than the above, e.g. RC building	3% off the regular contract price (excluding consumption tax)	
Remodeling work to the contract value of 500,000 yen or more (including exterior and demolition work, etc.) *Others from remodeling work can only be accepted on buildings constructed and/or sold by a member company of the Sekisui house Group		

[Terms and conditions for applying points to a real estate sales contract]

Type of transaction	Maximum discount	Conversion per point
Real estate sale contract for a condominium or built-for-sale house *	3% off the selling price of the building portion (excluding consumption tax)	20,000 yen

* Points are not applicable to any land sale contract

[Terms and conditions for applying points to a real estate intermediary contact]

Type of transaction	Maximum discount	Conversion per point
Commission on a real estate sale or replacement intermediary (or agency) contract *	30% off the intermediary commission (excluding consumption tax)	5,000 yen

* Points are not applicable to any real estate rental intermediary or agency contract.

[Terms and conditions for applying points to a building rental contract]

Type of transaction	Maximum discount	Conversion per point
Initial rent for a building rental contract *	Amount equivalent to the first month's rent	2,000 yen

* In order to utilize his/her points, the shareholder must sign a contract directly with the company that is leasing the building.

6. Restrictions, etc. on using points

- Points cannot be used in combination with any other discount programs, and are only valid if the contract is made under the name of the shareholder.
- Points may not be inherited, transferred, lent or pledged.

* * *

For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

October 12, 2007

By: Yoshiro Kubota
Yoshiro Kubota
Director & Senior Managing Executive Officer

END

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331